SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

EXCEL TECHNOLOGY, INC.

(Name of Subject Company)

EXCEL TECHNOLOGY, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Alice Varisano

Chief Financial Officer

Excel Technology, Inc.

41 Research Way

East Setauket, New York 11733

(631) 784-6188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Howard S. Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle

Jericho, New York 11753

(516) 822-6505

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 23, 2008, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) filed on July 29, 2008 (as previously so amended by such Amendment No. 1, the “Schedule 14D-9”), by Excel Technology, Inc., a Delaware corporation (“Excel”). The Schedule 14D-9 relates to the offer by Eagle Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of GSI Group, Inc., a Delaware corporation (“GSI”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Excel, at a price of $32.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions specified in the Offer to Purchase dated July 23, 2008, and in the related Letter of Transmittal, which were annexed to and filed as Exhibits (A)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by GSI with the Securities and Exchange Commission on July 23, 2008.

Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 14D-9. The information set forth in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the following paragraph at the end thereof:

Legal Proceedings

On August 6, 2008, a purported stockholder of the Company filed a complaint seeking certification of a class action lawsuit in the Supreme Court of the State of New York, County of New York, docketed as Joseph Choquette, v. Antoine Dominic, Steven Georgiev, Donald E. Weeden, Ira J. Lamel, J. Donald Hill and Excel Technology, Inc., Index No. 08/602294 (the “Choquette Action”) against the Company and each of its directors. The Choquette Action purports to be brought individually and on behalf of all public stockholders of the Company. The Choquette Action alleges that the Company’s director defendants breached their fiduciary duties to the Company’s stockholders in connection with the Offer and that each of the defendants aided and abetted such alleged breach of the Company’s director defendants’ fiduciary duties. Based on these allegations, the Choquette Action seeks, among other relief, declaring the action to be a class action, injunctive relief enjoining preliminarily and permanently the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, directing that the defendants account to plaintiff and other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of a breaches of their fiduciary duties to the purported stockholder and other members of the class, awarding plaintiff the costs of the Choquette Action including a reasonable allowance for the expenses of plaintiff’s attorneys and experts and granting plaintiff and other members of the class such further relief as the court deems just and proper. The Company intends to vigorously defend against the lawsuit.

A copy of the complaint in the Choquette Action is attached hereto as Exhibit (a)(5)(B) and is hereby incorporated herein by reference. The foregoing description of the Choquette Action is qualified in its entirety by reference to Exhibit (a)(5)(B) to this Schedule 14D-9.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(B)	Complaint filed by Joseph Choquette in the Supreme Court of the State of New York on August 6, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEL TECHNOLOGY, INC.

By:	/s/ Antoine Dominic
Name:	Antoine Dominic
Title:	President and Chief Executive Officer

Dated: August 7, 2008